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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

         RALES                      STEVEN                            M.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

   2099 PENNSYLVANIA AVENUE,  N.W., 12/TH/ FLOOR
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                                   (Street)

   WASHINGTON, DC                                                 20006-1813
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  DANAHER CORPORATION     (DHR)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Statement for Month/Year   05/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer              X  10% Owner    ___ Other
   ----             --- (give title below)  ---                  (specify below)

                          Chairman
                          --------

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,           05/03/2001     S          2,875,000(1)       D      $54.00      3,986,186(2)           D             __
par value $.01 per
share
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COMMON STOCK,
par value $.01 per-          __        __       __        __        __        __        14,314,888              I      Through
share                                                                                                                  Equity Group
                                                                                                                       Holdings LLC
                                                                                                                       (3)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
par value $.01 per-         __        __       __        __        __        __          5,000,000              I      Through
share                                                                                                                  Equity Group
                                                                                                                       Holdings II
                                                                                                                       LLC (3)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
par value $.01 per-         __        __       __        __        __        __         12,000,000              I      Through
share                                                                                                                  Equity Group
                                                                                                                       Holdings III
                                                                                                                       LLC (3)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
par value $.01 per-         __        __       __        __        __        __             23,564              I     Through
share                                                                                                                 Danahar 401k
                                                                                                                      Plan
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

(1) The shares sold by the Reporting Person were distributed by Equity Group Holdings LLC to the Reporting Person prior to the sale by the Reporting Person. These shares have previously been reported as an indirect holding by the Reporting Person.
(2) Includes shares pledged as collateral to secure a loan of shares to the reporting Person.
(3) Stephen M. Rales and his brother, Mitchell P. Rales, are the sole members of Equity Group Holdings LLC, Equity Group Holdings II LLC and Equity Group Holdings III LLC.
Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Response)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative             2. Conver-         3. Trans-    4. Transac-                 5. Number of Deriv-
    Security (Instr. 3)                sion or            action       tion Code                   ative Securities
                                       Exercise           Date         (Instr. 8)                  Acquired (A) or
                                       Price of           (Month/                                  Disposed of (D)
                                       Deriv-             Day/                                     (Instr. 3, 4, and 5)
                                       ative              Year)
                                       Security

                                                                       ------------------------------------------------------
                                                                       Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

 ** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                /s/ Steven M. Rales              06/08/2000
                              -------------------------------
                              **Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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